Exhibit 99.6

December 24, 2024

Brookfield Renewable Corporation

250 Vesey Street, 15th Floor

New York, NY 10281

RE:	Option to purchase class B multiple voting shares and class C non-voting shares in the capital of Brookfield Renewable Holdings Corporation

Brookfield BRP Holdings (Canada) Inc. (“Canholdco”) currently holds, and may from time to time acquire, certain class B multiple voting shares (“Class B Shares”) and/or class C non-voting shares (“Class C Shares”) in the capital of Brookfield Renewable Holdings Corporation (“BEPC Holdings”).

In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Canholdco hereby grants Brookfield Renewable Corporation (“BEPC”) the right, at BEPC’s sole option, exercisable by BEPC at any time and from time to time from and after the date hereof, to purchase all or any portion of the Class B Shares and/or Class C Shares held by Canholdco (the “Purchase Option”).

The purchase price payable by BEPC to Canholdco in respect of any Class B Share or Class C Share purchased by BEPC pursuant to the Purchase Option shall be the fair market value of such Class B Share or Class C Share, as applicable. BEPC shall satisfy the purchase price payable to Canholdco by issuing such number of class B shares in the capital of BEPC to Canholdco with an aggregate fair market value equal to the purchase price.

If requested by Canholdco, Canholdco and BEPC shall jointly elect in prescribed form and within the prescribed time under section 85 of the Income Tax Act (Canada), and the corresponding provisions of applicable provincial income tax statutes, in order that the provisions of subsection 85(1) of the Income Tax Act (Canada) apply to any purchase and sale of Class B Shares or Class C Shares pursuant to the Purchase Option.

In order to exercise the Purchase Option, BEPC shall deliver a notice of exercise to Canholdco that specifies (i) the number of Class B Shares and/or Class C Shares that BEPC is electing to purchase, (ii) BEPC’s determination of the purchase price payable to Canholdco in respect of such purchased shares, and (iii) the closing date for such purchase, which shall be not less than five (5) business days and not more than ten (10) business days after the date such notice of exercise is delivered to Canholdco.

All Shares purchased pursuant to the Purchase Option shall be free and clear of all encumbrances at the time of purchase. Canholdco hereby represents and warrants to BEPC that except for this agreement and the applicable terms of the articles of BEPC Holdings, there are no options, warrants or other rights, agreements or arrangements or commitments (preemptive, contingent or otherwise) as of the date hereof, and will be no such options, warrants or other rights, agreements or arrangements or commitments on the closing date of any purchase of Class B Shares or Class C Shares pursuant to the Purchase Option, obligating Canholdco to sell any Class B Shares or Class C Shares or otherwise limiting or restricting the transfer of Class B Shares or Class C Shares to BEPC. Notwithstanding the foregoing, Canholdco may at any time transfer any Class B Shares or Class C Shares that it holds to any other person provided that, as a condition precedent to such transfer, the transferee of such Class B Shares or Class C Shares agrees in writing, in form and substance satisfactory to BEPC acting reasonably, to be bound by all of the terms of this agreement as though an original party hereto.

This agreement constitutes the entire agreement between BEPC and Canholdco and supersedes all prior agreements with respect to the subject matter of this agreement. BEPC and Canholdco will execute and deliver or cause to be executed and delivered all such further documents and instruments and do or cause to be done all further acts and things as may be reasonably required to give effect to the full intent and meaning of this agreement and the provisions hereof and the exercise of the Purchase Option by BEPC from time to time, including applying for and obtaining any required approvals from the Toronto Stock Exchange and New York Stock Exchange.

BEPC may at any time assign its rights under this agreement to one or more subsidiaries of BEPC, provided that no such assignment shall relieve BEPC of its payment obligations hereunder.

The Purchase Option may be exercised by BEPC for so long as Canholdco holds any Class B Shares or Class C Shares. This agreement will automatically terminate at any time that Canholdco no longer holds any Class B Shares and Class C Shares.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This agreement may be amended or modified only by an instrument in writing executed by Brookfield BRP Holdings (Canada) Inc. and Brookfield Renewable Corporation.

Please confirm your agreement with the foregoing by executing in the space indicated below.

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

Accepted and agreed as of the date first written above:

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

[Signature Page – Option Agreement (BEPC CanHoldco)]